SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2014

I. Date, Time and Place: March 25, 2014, at 2:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP (“Company”). II.  Attendance: All the members of the Board of Directors of the Company. III.  Presiding Board: As chairman of the meeting, Mr. Henrique Constantino invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors.  V.  Agenda: To adopt resolutions on the following matters: (a)  approval of the Financial Statements of the Company, the Management Report and the opinion issued by the Independent Auditors (Deloitte Touche Tohmatsu Auditores Independentes - “Deloitte”) for fiscal year 2013 (“Financial Statements”), as other documents, in accordance with applicable regulations, in particular, CVM  (“Brazilian Securities Exchange Comission”) Instruction N.º 481/09 ("INCVM 481/09"), which shall be submitted to the next Annual Shareholders’ Meeting of Company; (b)  approval of the management proposal for allocation of the result for fiscal year 2013; (c)  election of the executive officers of the Company; (d)  election of the members of the Committees and Sub-Committee of the Company; and (e)  the ratification of the transfer of ninety million Reais (R$90,000,000.00) from the Company to its controlled company, VRG Linhas Aéreas S.A. (“VRG”), by way of advance for future increase of capital of VRG. VI.  Resolutions: After the necessary explanations were provided, after detailed review of the Financial Statements and other documents referring to the matters hereof, the following matters were approved by unanimous vote: (a)  the Financial Statements of the Company, including the Management Report and the opinion issued by the Independent Auditors, for fiscal year 2013, which shall be submitted to the next Annual Shareholders’ Meeting, with recommendation for the shareholders to approve the same. Accordingly, a copy of the Financial Statements, duly approved and initialed by the Presiding Board, will be filed with the head-office and will be disclosed within the legal term. Were also approved the other documents, in accordance with INCVM 481/09, which will be presented within the legal term and shall also be  submitted to the next Annual Shareholders Meeting of the Company; (b) regarding the management proposal for allocation of the result, the Company having recorded a loss for fiscal year 2013, the Directors report that no distribution of dividends related to the fiscal year 2013 shall be made to the shareholders; (c) under the terms of art. 17 and following of the Company’s Bylaws, the following executive officers were reelected for a term of office of one (1) year: (i) Paulo Sergio Kakinoff, Brazilian, single, business manager, bearer of Identity Card R.G. nº 25.465.939-1 SSP/SP and enrolled with the C.P.F. under nº 194.344.518-41, for the office of Chief Executive Officer; and (ii) Edmar Prado Lopes Neto, Brazilian, married, business manager, bearer of Identity Card RG nº 04.066.178-7 IFP/RJ and enrolled with the C.P.F. under nº 931.827.087-91, for the office of Financial Vice-President Officer and Investor Relations Officer of the Company; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP.  The compensation of the Directors and Executive Officers of the Company shall be duly set at the Annual Shareholders’ Meeting of the Company. The executive officers hereby declare, in accordance with the provisions in Article  37, item II of Law n.º 8934/94 and in Articles 147, paragraphs 1 and 2 of Law n.º 6.404/76, as amended, that they have not been charged for any of the crimes provided for in the Law which might prevent them from exercising business activities; (d) election of the following members, for a term of office of one (1) year counted from this date, to the following Committees of the Company: (a) Audit Committee, Messrs. (i) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card R.G. nº 50.440.294-8 SSP/SP and enrolled with the C.P.F. under nº. 214.996.428-7; (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. nº 4.866.700-6 SSP/SP and enrolled with the C.P.F. under nº. 146.229.631-91; e (iii) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card R.G. nº 7.162.266-SSP/SP and enrolled with the C.P.F. under nº. 362.006.990-72; (b)  People Management and Corporate Governance Committee, election of Messrs. (i) Henrique Constantino, Brazilian, married, businessman, bearer of Identity Card R.G. nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911-34; (ii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. nº M-1.072.104 and enrolled with the C.P.F. under nº. 385.001.086-49; (iii) Constantino de Oliveira Júnior, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901-25; (iv) Paulo Sergio Kakinoff, already identified above; (v) Antônio Kandir, already identified above; e (vi) Paulo César Aragão, Brazilian, divorced, lawyer, bearer of OAB/RJ (Brazilian Bar Association Card) nº. 21.560 and enrolled with the C.P.F. under nº. 174.204.407-78; (c)  Financial Policies Committee, Messrs. (i) Constantino de Oliveira Júnior, already identified above; (ii) Richard Freeman Lark Jr., already identified above; (iii) Luiz Kaufmann, already identified above; (iv) Paulo Sergio Kakinoff, already identified above; and (v) Edmar Prado Lopes Neto, already identified above; (d)  Risk Committee, Messrs. (i) Constantino de Oliveira Júnior; (ii) Richard Freeman Lark Jr.; (iii) Luiz Kaufmann; and (iv) Paulo Sergio Kakinoff, all of them already identified above; and (e)  Accounting and Tax Policies and Financial Statements Sub-Committee, Messrs. (i) Edmar Prado Lopes Neto, already identified above; (ii) Marcos da Cunha Carneiro, Brazilian, married, economist, bearer of Identity Card nº 04.831.135-1 IFP and enrolled with the C.P.F. under nº. 663.964.337-53; and (iii) Natan Szuster, Brazilian, married, accountant, bearer of Identity Card R.G. nº 2.964.224 issued by Detran-RJ and enrolled with the C.P.F. under n.º 388.585.417-15; all of them domiciled at the Company’s address, as indicated in these minutes; and (e) the ratification of the transfer of ninety million Reais (R$90,000,000.00) from the Company to its controlled company, VRG Linhas Aéreas S.A. (“VRG”), by way of advance for future increase of capital of VRG – AFAC. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, March 25, 2014.

Henrique Constantino Chairman	Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.